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Duravest Announces Resignation of Auditor, Further Delay in Filing of SEC Reports

Chicago - May 19, 2006 - Duravest, Inc. (OTC BB: DUVTE, XETRA: DUV), a unique company that strategically acquires and accelerates the development of next generation convergent medical technology firms, announced that it will not be able to file its Annual Report on Form 10-KSB and its Quarterly Report on Form 10-QSB this week as initially anticipated. Both of Duravest’s subsidiary companies are foreign-based entities, which were previously privately held. Duravest management has made extensive efforts to cause its subsidiaries to upgrade their internal reporting in order that Duravest remain compliant with the filing requirements for public companies set by the United States Securities and Exchange Commission.

In this light, the delays in the preparation of the financial statements from the company’s Bio-Magnetic Therapy Systems, Inc. (BMTS) - now known as PST, GmbH - subsidiary in Germany were a major cause of Duravest’s inability to submit its filings in a timely manner. Management has worked to integrate this subsidiary over the past several months, resulting in recent senior management changes at the firm. These changes were implemented on May 8 and have resulted in significant progress being made in finalizing the PST, GmbH financial statements.

In addition, on May 15, 2006, Duravest received a resignation letter from Raymond Chabot Grant Thornton LLP, Duravest’s Montreal-based auditor. The resignation letter expressed concern about Duravest’s ability to provide its auditors with the documents and information necessary for them to complete their audit. Duravest is currently in the process of evaluating and engaging a new auditing firm and expects to announce an appointment as soon as practicable.

For the reasons explained above, Duravest will not be able to file within the thirty-day grace period provided by the rules of the OTC Bulletin Board, on which its common stock is quoted. Duravest has requested and is scheduled for a hearing before a panel authorized by the NASD Board of Governors for May 26 at 11:15 am Eastern Standard Time. However, if it is not able to become current in its SEC reporting obligations prior to such hearing, its common stock will be removed from quotation on the OTC Bulletin Board.

If Duravest’s common stock ceases to be quoted on the OTC Bulletin Board, Duravest will work with a market maker and the OTC Bulletin Board staff to get its common stock quoted once again on the OTC Bulletin Board as soon as possible after it is able to file its outstanding periodic reports with the SEC. Until such time, Duravest will pursue a temporary quotation on the OTC Pink Sheets.

“Duravest management has and will continue to work extremely diligently to ensure that the highest level of quality and accountability in financial standards are upheld at the subsidiary level,” Dr. Ogan Gurel, CEO of Duravest, Inc., said on Friday. “We have, and will continue to put, appropriate pressure on our subsidiary companies to uphold public company accounting standards and deadlines going forward. While becoming current in our filings, we are actively seeking and evaluating additional acquisitions and we will ensure any new acquisitions meet public company accounting standards and deadlines going forward.”

Dr. Gurel added, “As Duravest continues to grows, a major value-add will be its ability to bring its privately held subsidiaries up to public company reporting standards. In addition to the critically important SEC obligations that this implies, bringing these elements of public transparency and financial accountability to our next-generation medical technology subsidiaries will help to accelerate their development and thus bring these advances to the benefit of patients and investors more quickly.”

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About Duravest, Inc.
Duravest, Inc. is a publicly traded holding company that initiates and develops strategic investments in next-generation convergent medical technologies. Duravest currently has two subsidiaries: Estracure, Inc. and PST, GmbH (formerly known as Bio-Magnetic Therapy Systems, GmbH). The Duravest strategy encompasses three themes: (1) rapid commercialization of next-generation medical technologies by providing its portfolio of subsidiaries with financial, operational and scientific support, (2) prioritization of safety and (3) development of convergent medical technologies that span the traditional categories of biotechnology, pharmaceuticals, healthcare IT and medical devices.

Safe Harbor Forward Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals or assumptions of future events are not statements of historical fact and may be considered forward-looking statements. They involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those presently anticipated.